UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024.

 Commission File Number 333-

Zenvia Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Avenida Paulista, 2300, 18th Floor, Suites 182 and 184

São Paulo, São Paulo, 01310-300

Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

ZENVIA Reports Q3 2024 and 9M 2024 Results

Double-digit growth in both top-line and profitability, with strong EBITDA and Cashflow
LTM Normalized EBITDA of BRL 135.2 million, on track to meet 2024 guidance

Official launch of Zenvia Customer Cloud in October 2024

São Paulo, November 18, 2024 – Zenvia Inc. (NASDAQ: ZENV), the leading cloud-based CX solution in Latin America empowering companies to craft personal, engaging and fluid experiences throughout the customer journey, today reported its operational and financial metrics for the third quarter and nine months of 2024.

Cassio Bobsin, Founder & CEO of ZENVIA, said: “The highlight this quarter was the conclusion of the strategic plan we initiated back in 2018, that allowed us to officially launch the Zenvia Customer Cloud, a significant milestone in our commitment to enhancing customer relationships through practical, AI-driven solutions. Early adopters have already seen improvements in lead quality, conversion rates, and customer satisfaction, demonstrating the immediate value of this technology. At the same time, this launch is the foundation stone for Zenvia's CX SaaS strategy for the next five years. Alongside this milestone, we have made strides in streamlining our operations and becoming more efficient, resulting in a notable YoY reduction in G&A expenses as a percentage of revenue. The rollout of Zenvia Customer Cloud and our increased operational efficiency together reflect our focus on enabling more informed and personalized customer interactions while delivering value both to our clients and shareholders.”

Shay Chor, CFO & IRO of ZENVIA, said: “This quarter, we accelerated our organic expansion with double-digit growth in both revenue and profitability. We were able to capitalize on unique temporary revenue opportunities in our CPaaS segment, while in the SaaS segment we saw significant growth with SMBs. At the same time, the combination of stronger revenues and strict expense control resulted in our highest quarterly EBITDA in three years, putting us on track to meet our full year guidance. Last but not least, we continue to take advantage of working capital opportunities to ensure EBITDA is converted into cash.”

Key Financial Metrics (BRL MM and %)	Q3 2024	Q3 2023	YoY	9M 2024	9M 2023	YTD
Revenues	284.4	218.6	30.1%	728.2	590.6	23.3%
Gross Profit	89.8	70.9	26.6%	258.2	220.3	17.2%
Gross Margin	31.6%	32.5%	-1.1p.p	35.5%	37.3%	-2.1p.p
Non-GAAP Adjusted Gross Profit(1)	102.5	83.8	22.3%	296.3	259.5	14.2%
Non-GAAP Adjusted Gross Margin(2)	36.0%	38.3%	-2.3p.p	40.7%	43.9%	-3.2p.p
Operating Income/Loss (EBIT)	17.9	-6.8	n.m	18.2	-26.1	n.m
Adjusted EBITDA(3)(5)	41.2	15.7	162.7%	87.8	38.4	128.8%
Normalized EBITDA(4)(5)	41.2	16.3	153.1%	98.1	39.0	151.3%
Income/Loss of the Period	52.4	-11.9	n.m	(19.7)	(43.8)	-54.9%
Cash Balance	102.7	116.5	-11.9%	102.7	116.5	-11.9%
Net Cash Flow from (used in) Operating Activities	56.6	16.1	252.3%	61.9	148.4	-58.3%
Total Active Customers(6)	12,152	13,624	-10.8%	12,152	13,624	-10.8%
(1)	For a reconciliation of our Non-GAAP Gross Profit to Gross Profit, see Selected Financial Data section below.
(2)	We calculate Non-GAAP Gross Margin as Non-GAAP Gross Profit divided by revenue.
(3)	For a reconciliation of our Adjusted EBITDA to Loss for the Period, see Selected Financial Data section below.
(4)	For a reconciliation of our Normalized EBITDA to Loss for the Period, see Selected Financial Data section below.
(5)	In December 2023, the Company identified that the allowance for expected credit losses and cost with amortization of intangibles was understated. The calculation was reassessed in the annual financial statements and Management has retrospectively revised the first six months of 2023 for comparison purposes.
(6)	We define an Active Customer as an account (based on a corporate taxpayer registration number) at the end of any period that was the source of any amount of revenue for us in the preceding three months. We classify a customer from which we generated no revenue in the preceding three months as an Inactive Customer. The consolidated number of Total Active Customers doesn’t reflect the sum of SaaS and CPaaS Clients, as there is cross selling between them.

1	Earnings Release | Q3 2024

Highlights Q3 2024

●	Revenues totaled BRL 284.4 million, up 30% when compared to BRL 218.6 million in Q3 2023 as a result of both SaaS (+16%) and CPaaS (+37%) YoY expansion. CPaaS saw abnormally high temporary volumes with certain customers, while SaaS grew mainly from small and medium businesses.
●	Non-GAAP Adjusted Gross Profit of BRL 102.5 million was up 22% YoY, while Non-GAAP Adjusted Gross Margin was down by 2.3 percentage points landing at 36.0%. This decrease is mainly due to:
(i)	Higher CPaaS mix in the period due to the specific one-off volumes, which were opportunistic for revenue. We don’t expect this same volume level in Q4 2024.
(ii)	Lower SaaS margins due to tighter margins from enterprises, which continue to reflect a very competitive environment, more than offsetting the better small and medium business mix.
●	Total active customers were 12.2k, being 6.4k from SaaS and 6.0k from CPaaS. As mentioned last quarter, this YoY decrease reflects a client-base cleanup which took place in Q2 2024.
●	Normalized EBITDA was positive BRL 41.2 million in the quarter, up 153.1% from Q3 2023, benefiting from higher revenues and strict expense control. This was our highest quarterly EBITDA in three years.
●	Cash Balance of BR 102.7 million, a sequential increase of BRL 13.3 million as a direct result of our focus on cash preservation without jeopardizing our sustainable growth, including the continued use of working capital instruments.
●	On October 15, Zenvia announced the official launch of Zenvia Customer Cloud, its comprehensive AI-powered solution designed to transform the customer experience by integrating solutions across all customer journey stages—from marketing and sales to service and relationship management. The Zenvia Customer Cloud allows companies to manage customer interactions across multiple channels, including WhatsApp, email, SMS, and apps, within a single, centralized platform. This unified approach streamlines processes, reducing the need for multiple software solutions, while increasing productivity through intelligent automation. The platform leverages AI-enabled automation to enhance productivity and efficiency, positioning Zenvia for strong, profitable growth while providing deeper insights into customer behavior.

Highlights 9M 2024

●	Revenues totaled BRL 728.2 million, up 23% when compared to BRL 590.6 million in 9M 2023 as a result of both SaaS (+15%) and CPaaS (+28%) YoY expansion.
●	Non-GAAP Adjusted Gross Profit of BRL 296.3 million was up 14% YoY while Non-GAAP Adjusted Gross Margin was down 3.2 percentage points YoY to 40.7%, due to a higher mix of CPaaS in revenues, combined with lower margins with large enterprises in the SaaS business and an increase in infrastructure costs related to the final phase of the integration of acquired companies.
●	Normalized EBITDA was positive BRL 98.1 million in the period, up 151% from 9M 2023, which is in line with our expectations and on track to deliver the full year guidance of BRL 120 million to BRL 140 million.

2	Earnings Release | Q3 2024

SaaS Business

SaaS Key Operational & Financial Metrics (BRL MM and %)	Q3 2024	Q3 2023	YoY	9M 2024	9M 2023	YTD
Revenues	87.6	75.3	16.3%	243.2	211.4	15.0%
Gross Profit	37.9	33.1	14.5%	98.1	95.2	3.1%
Gross Margin	43.3%	44.0%	-0.7p.p.	40.3%	45.0%	-4.7p.p.
Non-GAAP Adjusted Gross Profit(1)	50.6	46.0	10.0%	136.2	134.4	1.3%
Non-GAAP Adjusted Gross Margin(2)	57.7%	61.0%	-3.3p.p.	56.0%	63.6%	-7.6p.p.
Net Revenue Expansion (NRE)	110%	102%	8.0p.p.	110%	102%	8.0p.p.
Total Active Customers(3)	6,427	6,780	-5.2%	6,427	6,780	-5.2%
(1)	For a reconciliation of the Non-GAAP Adjusted Gross Profit of our SaaS business segment to Gross Profit of our SaaS business segment, see Selected Financial Data section below.
(2)	We calculate Non-GAAP Adjusted Gross Margin of our SaaS business segment as Non-GAAP Gross Profit of our SaaS business segment divided by revenue of our SaaS business segment.
(3)	We define an Active Customer as an account (based on a corporate taxpayer registration number) at the end of any period that was the source of any amount of revenue for us in the preceding three months. We classify a customer from which we generated no revenue in the preceding three months as an Inactive Customer.

Our SaaS business Revenue went up 16% YoY in Q3 2024 to BRL 87.6 million from BRL 75.3 million in Q3 2023, primarily from small and medium sized customers. Year-to-date, the increase was similar, of 15%.

It is worth noting that new clients are now onboarded directly to the Zenvia Customer Cloud, enhancing value not only on channel options but also by leveraging SaaS solutions.

Q3 2024 Non-GAAP Adjusted Gross Profit was up 10% YoY to BRL 50.6 million from BRL 46.0 million, primarily driven by higher-margin SMBs. Despite this, Non-GAAP Adjusted Gross Margin from SaaS went down 3.3 percentage points to 57.7%, as we saw tighter margins from large enterprises amid continued fierce competitive market dynamics in this segment.

Year-to-date, while our Non-GAAP Adjusted Gross Profit went up 1.3%, our Non-GAAP Adjusted Gross Margin was down 7.6 percentage points, mainly from the same impact of large enterprises with lower margins coupled with the increased infrastructure costs related to the final integration phase of the acquired companies.

CPaaS Business

CPaaS Key Operational & Financial Metrics (BRL MM and %)	Q3 2024	Q3 2023	YoY	9M 2024	9M 2023	YTD
Revenues	196.8	143.3	37.4%	485.1	379.2	27.9%
Non-GAAP Adjusted Gross Profit(1)	51.9	37.8	37.2%	160.1	125.1	28.0%
Non-GAAP Adjusted Gross Margin(2)	26.4%	26.4%	-	33.0%	33.0%	-
Total Active Customers(3)	6,053	7,248	-16.5%	6,053	7,248	-16.5%
(1)	For a reconciliation of the Non-GAAP Adjusted Gross Profit of our CPaaS business segment to Gross Profit of our CPaaS business segment, see Selected Financial Data section below.
(2)	We calculate Non-GAAP Adjusted Gross Margin of our CPaaS business segment as Non-GAAP Gross Profit of our CPaaS business segment divided by revenue of our CPaaS business segment.
(3)	We define an active customer as an account (based on a corporate taxpayer registration number) at the end of any period that was the source of any amount of revenue for us in the preceding three months. We classify a customer from which we generated no revenue in the preceding three months as an inactive customer.

We recorded abnormally high volumes from large enterprise customers in the CPaaS business in this third quarter, in line with the trend we saw in Q2 2024. While we consider this to be temporary and do not expect it to continue into the fourth quarter, it was an opportunistic move to our top line.

3	Earnings Release | Q3 2024

The segment reported Net Revenues of BRL 196.8 million in Q3 2024, up 37% YoY, while Non-GAAP Adjusted Gross Profit increased at a similar rate to BRL 51.9 million from BRL 37.8 million in Q3 2023. Non-GAAP Adjusted Gross Margin was flat at 26.4%, when compared to Q3 2023.

Year-to-date, our CPaaS business reported Net Revenues of BRL 485.1 million, up 28% YTD, with our Non-GAAP Adjusted Gross Profit increasing at a similar rate, leading to a flat Non-GAAP Adjusted Gross Margin of 33.0%, when compared to the same period last year.

Regarding Total Active Customers, as we mentioned in the last quarter, the YoY decrease was primarily due to the clean-up and removal held in Q2 2024 of smaller CPaaS clients who were not generating revenue. These moves reflect our focus on retaining customers that contribute with revenues and EBITDA generation, as attested by the more than 30% increase in both CPaaS top line and Non-GAAP Adjusted Gross Profit in this quarter. It is also worth noting the sequential increase in total CPaaS active customers to 6,053 in Q3 2024 from 5,506 in Q2 2024, also leveraged by the primary onboarding of new SMB customers to Zenvia Customer Cloud.

Consolidated Financial Result Analysis

Revenue

In this quarter, consolidated revenues were positively impacted by both segments, but especially by CPaaS which recorded higher-than-expected volumes that were opportunistic for revenue and cash balance. This resulted in a higher share of CPaaS in the revenue mix, of 69.2% in Q3 2024 compared to 65.5% in Q3 2023.

These effects are reflected in the 37% increase in CPaaS Non-GAAP Adjusted Gross Profit, accompanied by a 10% increase in SaaS Non-GAAP Adjusted Gross Profit, which jointly brought the Consolidated Non-GAAP Adjusted Gross Profit up 22%.

Looking at our consolidated Non-GAAP Adjusted Gross Margin, it declined 2.3 percentage points year-over-year to 36.0% in Q3 2024 from 38.3% in Q3 2023. As we always explain, a higher CPaaS mix impacts margins, but this quarter we also saw lower margins from some enterprise customers in SaaS and the impact on cost of services from the increase in infrastructure costs tied to the final phase of acquired companies’ integration.

Nonetheless, Adjusted EBITDA in Q3 2024 was positive BRL 41.2 million, compared to BRL 15.7 million in Q3 2023. The combination of higher revenues, stricter expense control and operating efficiencies allowed our EBITDA to multiply by 2.6 times in the period, reaching the highest quarterly level of the last three years. Year-to-date, our G&A Expenses went down to BRL 95.2 million, or -3.4% YoY, which led the G&A as a percentage of revenues to 13.1%, a 3.6 percentage point decrease from the 16.7% reported in the same period of 2023. When compared to two years ago, right before we started our streamlining efforts, this decrease was of 5.4 percentage points, from 18.5%.

Normalized EBITDA, which excludes the earn-outs and non-recurring events, amounted to BRL 98.1 million in 9M 2024, which compares to BRL 39.0 million in the same period of 2023. As a result, our LTM Normalized EBITDA reached BRL 135.2 million at the end of September 2024, putting us on track to meet our 2024 guidance.

Net Income in Q3 2024 amounted to BRL 52.4 million, an increase of BRL 64.3 million from Q3 2023. This includes a positive non-cash impact of BRL 43.8 million in Financial Income as a result of the mark-to-market of a derivative instrument related to the equity raise made by Cassio Bobsin in Q1 2024. Excluding this impact, we estimate Net Income would be positive at BRL 8.7 million, mostly due to the strong operating results.

4	Earnings Release | Q3 2024

Reiterating FY 2024 Guidance

FY 2024 Guidance
Revenue	BRL$930 - $970 million
Y/Y Growth	15% - 20%
Non-GAAP Adjusted Gross Margin	42% - 45%
Normalized EBITDA	BRL$120 - $140 million

Conference Call

The Company’s senior management team will host a webcast to discuss the results and business outlook on Tuesday, November 19, 2024, at 10:00 am ET. To access the webcast presentation, click here.

Additional information regarding Zenvia can be found at https://investors.zenvia.com.

Contacts

Investor Relations Caio Figueiredo Fernando Schneider ir@zenvia.com	Media Relations – FG-IR Fabiane Goldstein – (954) 625-4793 – fabi@fg-ir.com

About ZENVIA

Zenvia (NASDAQ: ZENV) is a technology company dedicated to creating a new world of experiences. It focuses on enabling companies to create personalized, engaging and fluid experiences across the entire customer journey, all through its unified, multi-channel customer cloud solution. Boasting two decades of industry expertise, over 13,000 customers and operations throughout Latin America, Zenvia enables businesses of all segments to amplify brand presence, escalate sales, and elevate customer support, generating operational efficiency, productivity and results, all in one place. To learn more and get the latest updates, visit our website and follow our social media profiles on LinkedIn, Instagram, TikTok and YouTube.

Forward-Looking Statements

The preliminary quarter and year-to-date operating results set forth above are based solely on currently available information, which is subject to change. These preliminary operating results constitute forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts, and projections, as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Zenvia’s control. Zenvia’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: our ability to innovate and respond to technological advances, changing market needs and customer demands, our ability to successfully acquire new businesses as customers, acquire customers in new industry verticals and appropriately manage international expansion, substantial and increasing competition in our market, compliance with applicable regulatory and legislative developments and regulations, the dependence of our business on our relationship with certain service providers, among other factors.

5	Earnings Release | Q3 2024

SELECTED FINANCIAL DATA

The following selected financial information are preliminary, unaudited and are based on management's initial review of operations for the third quarter of 2024.

Income Statement

	Q3			9M
	2024	2023	Variation	2024	2023	Variation
	(non-audited)	(restated)		(non-audited)	(restated)
	(in thousands of R$)		(%)	(in thousands of R$)		(%)
Revenue	284,449	218,597	30.1%	728,244	590,563	23.3%
Cost of services	-194,639	-147,662	31.8%	-470,042	-370,293	26.9%
Gross profit	89,810	70,935	26.6%	258,202	220,270	17.2%
Selling and marketing expenses	-28,075	-29,252	-4.0%	-81,435	-81,501	-0.1%
General and administrative expenses	-30,602	-29,696	3.1%	-95,165	-98,491	-3.4%
Research and development expenses	-12,514	-14,898	-16.0%	-41,381	-40,011	3.4%
Allowance for expected credit losses	-4,559	-2,654	71.8%	-11,454	-24,631	-53.5%
Other income and expenses, net	3,812	-1,237	-408.2%	-10,594	-1,773	497.5%
Operating gain (loss)	17,872	-6,802	-362.7%	18,173	-26,137	-169.5%
Financial expenses	-32,649	-19,885	64.2%	-137,782	-55,734	147.2%
Finance income	62,962	8,520	639.0%	70,434	15,132	365.5%
Financial expenses, net	30,313	-11,365	-366.7%	-67,348	-40,602	65.9%
Income/Loss before taxes	48,185	-18,167	-365.2%	-49,175	-66,739	-26.3%
Deferred income tax and social contribution	7,335	7,323	0.2%	37,429	26,962	38.8%
Current income tax and social contribution	-3,071	-1,013	203.2%	-7,998	-4,019	99.0%
Income/Loss for the period	52,449	-11,857	-542.3%	-19,744	-43,796	-54.9%

Income/Loss attributable to Company Owners	52,621	-11,943	-540.6%	-19,798	-44,008	-55.0%
Non-controlling interests	172	-86	-300.0%	-54	-212	-74.5%

6	Earnings Release | Q3 2024

Balance Sheet

	December 31, 2023 (audited)	September 30, 2024 (non-audited)
	(in thousands of reais)
Assets
Current assets	250,331	342,601
Cash and cash equivalents	63,742	102,662
Trade and other receivables	148,784	195,882
Recoverable assets	28,058	29,585
Prepayments	5,571	5,755
Other assets	4,176	8,717

Non-current assets	1,461,233	1,503,868
Restricted cash	6,403	6,072
Prepayments	1,109	561
Other assets	10	10
Deferred tax assets	91,971	129,400
Property, plant and equipment	14,413	19,685
Intangible assets	1,347,327	1,323,744
Judicial deposits	-	24,396
Total assets	1,711,564	1,846,469

	December 31, 2023 (audited)	September 30, 2024 (non-audited)
Liabilities
Current liabilities	607,374	691,498
Trade and other payables	353,998	437,435
Loans, borrowings and Debentures	36,191	69,855
Liabilities from acquisitions	134,466	100,994
Employee benefits	50,085	49,081
Tax liabilities	18,846	17,969
Lease liabilities	2,056	1,769
Deferred revenue	11,547	14,325
Taxes to be paid in installments	185	70

Non-current liabilities	215,243	269,142
Liabilities from acquisitions	160,237	179,750
Loans, borrowings	51,605	47,072
Provisions for tax, labor and civil risks	1,721	-
Lease liabilities	752	1,484
Employee Benefits	615	1,961
Derivative financial instruments	-	38,599
Taxes to be paid in installments	313	276

Equity	888,947	885,829
Capital	957,525	1,007,522
Reserves	247,464	215,762
Foreign currency translation reserve	3,129	1,446
Other components of equity	283	283
Accumulated losses	(319,591)	(339,389)
Non-controlling interests	137	205

Total equity and liabilities	1,711,564	1,846,469

7	Earnings Release | Q3 2024

Indebtness

	Interest	December 31, 2023 (audited)	September 30, 2024 (non-audited)
		(in thousands of R$)
Working capital	100% CDI+2.51% to 6.55% and 8.60%	69,667	103,330
Debentures	18.16%	18,129	13,597
Total		87,796	116,927

Cash Flow

	Q3		9M
	2024 (non-audited)	2023 (restated)	2024 (non-audited)	2023 (restated)
	(in thousands of R$)
Net cash from (used in) operating activities	56,583	16,063	61,852	148,381
Net cash used in investing activities	-14,886	-15,632	-48,393	-33,070
Net cash from (used in) financing activities	-29,276	-28,283	25,517	-98,197
Exchange rate change on cash and cash equivalents	830	1,780	-56	-850
Net (decrease) increase in cash and cash equivalents	13,251	-26,072	38,920	16,264

Special Note Regarding Non-GAAP Financial Measures

This press release presents certain Non-GAAP financial measures, which are not recognized under IFRS, specifically Non-GAAP Adjusted Gross Profit, Non-GAAP Adjusted Gross Margin, Non-GAAP Adjusted Gross Profit for our SaaS business segment, Non-GAAP Adjusted Gross Profit for our CPaaS business segment, Non-GAAP Adjusted Gross Margin for our SaaS business segment, Non-GAAP Adjusted Gross Margin for our CPaaS business segment, Adjusted EBITDA and Normalized EBITDA. A Non-GAAP financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. Non-GAAP financial measures do not have standardized meanings and may not be directly comparable to similarly titled measures adopted by other companies. These Non-GAAP financial measures are used by our management for decision-making purposes and to assess our financial and operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. We also believe that the disclosure of our Non-GAAP Adjusted Gross Profit, Non-GAAP Adjusted Gross Margin, Non-GAAP Adjusted Gross Profit for our SaaS business segment, Non-GAAP Adjusted Gross Profit for our CPaaS business segment, Non-GAAP Adjusted Gross Margin for our SaaS business segment, Non-GAAP Adjusted Gross Margin for our CPaaS business segment, Adjusted EBITDA and Normalized EBITDA provides useful supplemental information to investors and financial analysts and other interested parties in their review of our operating performance. Potential investors should not rely on information not recognized under IFRS as a substitute for the IFRS measures of earnings, cash flows or profit (loss) in making an investment decision.

8	Earnings Release | Q3 2024

The following table shows the reconciliation for our consolidated Non-GAAP Gross Profit and consolidated Non-GAAP Gross Margin:

	Q3		9M
Consolidated	2024 (non-audited)	2023 (non-audited)	2024 (non-audited)	2023 (non-audited)
	(in thousands of R$)
Gross profit	89,810	70,935	258,202	220,270
(+) Amortization of intangible assets acquired from business combinations	12,653	12,850	38,092	39,211
Non-GAAP Adjusted Gross Profit(1)	102,463	83,785	296,294	259,481
Revenue	284,449	218,597	728,244	590,563
Gross Margin(2)	31.6%	32.5%	35.5%	37.3%
Non-GAAP Adjusted Gross Margin(3)	36.0%	38.3%	40.7%	43.9%
(1)	We calculate Non-GAAP Adjusted Gross Profit as gross profit plus amortization of intangible assets acquired from business combinations.
(2)	We calculate gross margin as gross profit divided by revenue.
(3)	We calculate Non-GAAP Adjusted Gross Margin as Non-GAAP Adjusted Gross Profit divided by revenue.

The following tables shows the reconciliation for the Non-GAAP Gross Profit and Non-GAAP Gross Margin for our SaaS and CPaaS business segments:

	Q3		9M
SaaS Segment	2024 (non-audited)	2023 (non-audited)	2024 (non-audited)	2023 (non-audited)
	(in thousands of R$)
Gross profit	37,904	33,105	98,082	95,166
(+) Amortization of intangible assets acquired from business combinations	12,653	12,850	38,092	39,211
Non-GAAP Adjusted Gross Profit(1)	50,557	45,955	136,174	134,377
Revenue	87,632	75,324	243,174	211,373
Gross Margin(2)	43.3%	44.0%	40.3%	45.0%
Non-GAAP Adjusted Gross Margin(3)	57.7%	61.0%	56.0%	63.6%
(1)	We calculate Non-GAAP Adjusted Gross Profit for our SaaS business segment as gross profit for our SaaS business segment plus amortization of intangible assets acquired from business combinations for our SaaS business segment.
(2)	We calculate gross margin for our SaaS business segment as gross profit for our SaaS business segment divided by revenue of our SaaS business segment.
(3)	We calculate Non-GAAP Adjusted Gross Margin for SaaS business segment as Non-GAAP Adjusted Gross Profit for our SaaS business segment divided by revenue for our SaaS business segment.

9	Earnings Release | Q3 2024

	Q3		9M
CPaaS Segment	2024 (non-audited)	2023 (non-audited)	2024 (non-audited)	2023 (non-audited)
	(in thousands of R$)
Gross profit	51,906	37,830	160,120	125,104
(+) Amortization of intangible assets acquired from business combinations	0	0	0	0
Non-GAAP Adjusted Gross Profit(1)	51,906	37,830	160,120	125,104
Revenue	196,817	143,273	485,070	379,190
Gross Margin(2)	26.4%	26.4%	33.0%	33.0%
Non-GAAP Adjusted Gross Margin(3)	26.4%	26.4%	33.0%	33.0%
(1)	We calculate Non-GAAP Adjusted Gross Profit for our CPaaS business segment as gross profit for our CPaaS business segment plus amortization of intangible assets acquired from business combinations for our CPaaS business segment.
(2)	We calculate gross margin for our CPaaS business segment as gross profit for our CPaaS business segment divided by revenue of our CPaaS business segment.
(3)	We calculate Non-GAAP Adjusted Gross Margin for CPaaS business segment as Non-GAAP Adjusted Gross Profit for our CPaaS business segment divided by revenue for our CPaaS business segment.

The following table shows the reconciliation for our Adjusted EBITDA and Normalized EBITDA:

	Q3		9M
	2024 (non-audited)	2023 (non-audited)	2024 (non-audited)	2023 (non-audited)
	(in thousands of R$)
Income/Loss for the period	52,449	-11,857	-19,744	-43,796
Current and Deferred Income Tax	-4,264	-6,310	-29,431	-22,943
Financial expenses, net	-30,313	11,365	67,348	40,602
Depreciation and Amortization	23,288	22,468	69,667	64,536
Adjusted EBITDA(1)	41,160	15,666	87,840	38,399
Earn-outs	-84	-631	- 10,245	- 631
Normalized EBITDA(2)	41,244	16,297	98,085	39,030
(1)	We calculate Adjusted EBITDA as loss for the period adjusted by income tax and social contribution (current and deferred), financial expenses, net, depreciation and the goodwill impairment.
(2)	We calculate Normalized EBITDA as the Adjusted EBITDA adjusted by non-recurring events and non-cash impacts from earn-out adjustments.

10	Earnings Release | Q3 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 18, 2024

Zenvia Inc.

By:	/s/ Cassio Bobsin

Name: Cassio Bobsin

Title: Chief Executive Officer